EXHIBIT H

Form of Notice

June   , 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by June   ,2005, to the Secretary, Securities and Exchange Commission, Washington, DC 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After June  , 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Western Massachusetts Electric Company (70-)

    Western Massachusetts Electric Company (``WMECO''), a public utility subsidiary of Northeast Utilities, a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (``Act''), has filed with the Commission an application/declaration (“Application'') under sections 6(a) and 7 of the Act seeking authorization to maintain its common equity-to-total capitalization below the Commission’s threshold of 30% (the “30% Threshold”) when certain Rate Reduction Bonds (non-recourse securitization bonds) are included in the calculation thereof, through December 31, 2006 (the “Authorization Period”). The term “total capitalization” is defined to include, where applicable, common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities, with the term “debt” deemed to include rate reduction bonds and rate reduction certificates.

On March 7, 2000, the Commission issued an order in file 70-9541 (HCAR 35-27147, the “Prior Order”) granting WMECO’s and its affiliates’ previously-submitted application/declaration (``Original Application'') in which the Commission recognized the fact that WMECO (and other affiliated utilities) would fall below the 30% Threshold when the impact of Rate Reduction Bonds were included in its capitalization calculation. The Commission noted that restructuring legislation in

Massachusetts where WMECO operates allowed for the issuance of Rate Reduction Bonds to finance a portion of the utility's cost incurred in the sale of its regulatory assets and/or renegotiation of its obligations under purchase power contracts.  Rate Reduction Bonds are securities issued pursuant to state law by a special purpose subsidiary of the utility to finance a portion of a utility's cost incurred in the sale of its regulatory assets and/or renegotiation of its obligations under purchase power contracts, and are non-recourse to WMECO or the NU system.  As stated in the Original Application, because of the state-mandated divestiture of generating assets and issuance of Rate Reduction Bonds, NU’s utilities, including WMECO, experienced a significant decrease in the amount of tangible assets that each owned and received a significant influx of cash causing each of NU’s electric utilities to fall below the 30% Threshold when the impact of Rate Reduction Bonds and the effects of capital restructuring associated with the asset divestitures were considered. On May 17, 2001, WMECO Funding LLC, a subsidiary of WMECO, issued $155 million of Rate Reduction Bonds causing WMECO to fall below the 30% Threshold at that time.

The Original Application also stated that the ratings of the respective senior debt securities of WMECO would be unaffected or would be improved by the issuance of the Rate Reduction Bonds, as such bonds are not considered obligations of the utilities by the ratings agencies.  The Original Application stated that the senior debt ratings of WMECO issued by Standard & Poor’s (“S&P) were “BBB-“ while the senior debt ratings of WMECO issued  by Moody’s Investor Service, Inc. (“Moody’s”) were “Baa3”.  Since that time, WMECO’s credit ratings have improved. As of the date of this filing,  WMECO’s senior unsecured debt ratings from S&P and Moody’s were BBB+ and Baa2, respectively.

In preparing the budget and financing plans for WMECO for 2005, management noted that there is a risk that WMECO could fall below the 30% Threshold at some point during the Authorization Period and is forecast to remain only slightly above 30% through December 31, 2005 and would end the year at 31.7%.  Because there is inherent uncertainty in forecasts, WMECO is now seeking authorization through the Authorization Period for its common equity ratio to remain below the 30% Threshold when the impact of Rate Reduction Bonds is considered while remaining above 30% when the impact of Rate Reduction Bonds is excluded.